Exhibit 99.1

Lithium Americas Enters Collaboration Agreement with Arena Minerals

May 24, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has entered a Pastos Grandes Technical Collaboration Agreement (“Collaboration Agreement”) with Arena Minerals Inc. (TSX-V: AN) ("Arena"). The intention of the Collaboration Agreement is to share technical information and explore opportunities for collaborating on potential development alternatives with the overall objective of optimizing the production profile of the Pastos Grandes basin.

“Building our relationship with Arena Minerals is an indication of our commitment to expand and further develop our production profile in Salta, Argentina,” commented Ignacio Celorrio, President, Latin America of Lithium Americas. “Arena’s Sal de la Puna project is adjacent to our recently acquired 100%-owned Pastos Grandes project, and together, we will collaborate to develop the basin in the most sustainable and efficient way for all stakeholders.”

“This Collaboration Agreement is a testament to the strong relationship Arena has with Lithium Americas, and the commitment we share towards sustainable, low impact and environmentally sound development in the Pastos Grandes basin,” commented William Randall, President and CEO of Arena. “Together, we can optimize resources and share technical knowledge to accelerate development while working with the local communities and provincial agencies.”

The Collaboration Agreement shall be governed by a technical committee (the “Technical Committee”) comprising of three members nominated by Lithium Americas, and three members nominated by Sal de la Puna Holdings (“SdlPH”), which is jointly owned by Arena (65%) and Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. (“Ganfeng Lithium”) (35%), (together the “Parties”).

The Technical Committee will consider ways in which the Parties can exchange information and ideas and otherwise collaborate to expand the knowledge of the Parties regarding the geology and hydrogeology of the Basin and the technical aspects of extracting, concentrating, and processing brine to produce lithium products from their respective properties. These include:

  Exploring and developing optimal processing technologies, including:

    production of up to 35% lithium chloride (up to 6% lithium) directly from ponds with lithium chemical processing off-site in northern Argentina;

    production of lithium carbonate from up to 35% lithium chloride versus using a liming process with the construction of an on-site lithium carbonate plant; and

    potential alternative direct lithium extraction technologies;

  Developing a basin-wide resource model, including a dynamic hydrogeological model and water resources/sources model;

  Developing an optimal brine production model from the combined tenements of SdlPH and Lithium Americas in the Pastos Grandes basin, integrated with the basin-wide model and brine resources; and

  The coordination of any joint presentations and reports the Parties agree to make together to the mining, environmental and water authorities, communities and any related stakeholder to the Parties’ project.

Information to be shared under the Collaboration Agreement includes environmental baseline data, drill hole and sampling databases, processing methodologies and concentration paths, and existing extractive model, including resource and dynamic brine models. However, neither Lithium Americas, Arena or SdlPH will provide, transfer, grant or license any intellectual property to the other, including patents, inventions and know-how.

The Collaboration Agreement also includes the common use of infrastructure owned by both Lithium Americas and Arena, so long as the use does not interfere with the operation of the respective projects. The infrastructure includes a fully equipped on-site analytical laboratory, pilot ponding facilities, a pilot carbonate conversion plant and ancillary camp infrastructure.

ABOUT LITHIUM AMERICAS
Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: plans to optimize the development of the Pastos Grandes project; expected plans to expand and develop the Company’s production profile in Salta, Argentina; the expected benefits from collaboration under the Collaboration Agreement, including sustainable and efficient development of the Pastos Grandes project, and the extent of such collaboration by the parties; continued community and government support for the project, and for any proposals made by Arena and the Company pursuant to the Collaboration Agreement; and the extent of information to be shared under the Collaboration Agreement.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: expectations and anticipated impact of COVID-19 on advancing the Pastos Grandes project, pursuant to the Collaboration Agreement or generally on the Company’s business; the Company establishing a development plan for the Pastos Grandes project; capital expenditures and programs; mineral resources and mineral reserves estimation and development at the Pastos Grandes project; government regulation of mining operations and treatment under governmental, taxation, capital control and foreign exchange regimes, and any changes thereto; the future price of commodities, including lithium; the timing and amount of future production; currency exchange, interest rates and capital controls; changes to the Company’s business plans; stability and inflation related to the Argentine peso; and the effect of current or any additional regulations on the Company’s operations; current technological trends; a cordial business relationship between the parties under the Collaboration Agreement; the ability of the Company to fund, advance and develop its projects, including the Pastos Grandes project; maintaining existing permits and receiving additional permits; continued demand for lithium and pricing thereof; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general market and economic conditions; a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; and successful integration of acquired business and projects.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, risks inherent in the development of capital intensive mineral projects; variations in mineral resources and mineral reserves estimates; global demand for lithium; recovery rates and lithium pricing; risks associated with successfully securing adequate financing; changes in project parameters and funding thereof; risks related to growth of lithium markets and pricing for products thereof; changes in legislation, or governmental or community policy; changes in public perception concerning natural resource projects generally and opposition thereto; political risk associated with foreign operations; permitting risk, including receipt of new permits and maintenance of existing permits; outcomes of litigation and regulatory processes concerning the Company’s projects; title and access risk; cost overruns; unpredictable weather and maintenance of natural resources; unanticipated delays; intellectual property risks; currency and interest rate fluctuations; operational risks; health and safety risks; cybersecurity risks; economic conditions; and, general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s latest management discussion analysis and annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.